20549-0408

                           October 1, 2004


Steven E. Brady
President
Ocean Shore Holding Company
1001 Asbury Avenue
Ocean City, New Jersey  08226

Re: Ocean Shore Holding Company
        Form S-1, filed August 27, 2004
        File Number 333-118597

Dear Mr. Brady:

      We have reviewed your Form S-1 and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information we may have additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. At the end of the minimum purchase paragraph you mention
"rescind
your order...."  Please advise what authority you rely upon for this
position.

2. Please confirm that the risk factor disclosure will be as prominent and type size as large as the Sandler O`Neill disclosure.





Summary - page 1

3. Please delete the third sentence of the legend at the top of the page. The terms you use need to be clear from context.

4. The text size you use seems too small. Please ensure that the text in the final printing is easily readable.

OC Financial MHC - page 1

5. Please disclose here, at the outset, that the officers and directors of OC Financial and the registrant will be the same persons.

How We Determined the Offering Range- page 2

6. Please flip flop the "pro forma price to earnings and price to book" table and associated narrative on page 4 with the "fully converted pro forma p/e and p/b" table and associated narrative on page 3.

7. The figures you use at the top of page 4, 9.3% and 10.4%, do not appear to be correct. Please reconcile these figures with the table on page 3.

After-Market Performance... - page 4

8. We note that RP Financial considered "some" recent offerings
(80+
day period March 4, 2004 thur June 30, 2004) in developing the After-
Market Performance disclosure. We note that RP provided significantly more disclosure in the very recent Home Federal Bancorp, Inc., Form S-1, File No. 333-113731. Please revise consistent with the Home Federal disclosure.

9. Please provide after market performance information so that investors may easily compare "apples to apples." For example, please separate first step MHC deals from non-first step deals. In addition, provide aggregate performance measures. Finally, include
"to date" performance information.

10. Reasons for the Offering - page 6

11. Disclose, if correct, that another principal reason for the current offering level is that OC Financial will retain control of the registrant via its ownership level. Also disclose any other principal reasons for the offering level.


Benefits of the Offering to Management- page 6

12. Please expand the stock awards disclosure to include a range of expense based upon After- Market Performance. We note similar disclosure in several recent thrift conversions including Clifton Savings, PSB Holdings, and the Home
Federal transaction referenced above.
12.1. Market Area - page 32

13. We note that this information is very positive, yet the some of the information in RP Financial report seems to indicate possible future problems, if not current problems. We note, for example, that the median household income figures on page 2.3 show Cape May county below the US average in 2000 and falling. By 2008 both Cape May County and Atlantic County are projected to be below the national average. This decline and the reason for the decline appear to warrant disclosure.
13.1. How We Determined the Offering Range... - page 99

14. The clarification you give, imbedded in the first sentence, seems to be either incorrect or difficult to follow. Please revise to make this text clear. Consider providing clarification in a separate sentence.

Balance Sheet Analysis - Loans - pages 42

15. Please revise to present your loan portfolio maturity data and disclosure of fixed and variable interest rate loans as of December
31, 2003.  Refer to Item IV(B) of Industry Guide 3 information.

16. Please revise to quantify the amount of loans terms modified through your loan modification program for each period presented.

Analysis and Determination of the Allowance for Loan Losses - page
61

17. We note your disclosure that specific allowances are established for certain impaired or collateral-dependent loans and a general valuation allowance is established for certain identified problem loans. Please revise clarify the nature of the loans to which you are referring to when you use the term "certain." Describe how you determine the loss factors you apply to your graded loans to develop the general valuation allowance.





18. Please revise to quantify the amount of specific allowance on impaired or collateral-dependent loans, the general valuation allowanced for identified problem loans, and the general valuation allowance on the remainder of the loan portfolio for each period presented.

Liquidity Management - page 66

19. We note your disclosure that at June 30, 2004 you held $109.4 million of available for sale securities that provide additional sources of liquidity. Please revise to quantify the fair value of available for sale securities with unrealized loss positions that you have the intent and ability to hold until you recover at least your investment. Quantify your estimate of the period of time until this recovery.

Consolidated Balance Sheets - page F-2

20. Please revise to separately disclose non-interest bearing deposits and interest bearing deposits. Refer to Rule 9-03 of Regulation S-X.

Consolidated Statements of Income - page F-3

21. Please revise to separately disclose taxable interest income and non-taxable interest income on investment securities and dividends or disclose this information in your financial statement footnotes.
Refer to Rule 9-04 of Regulation S-X.

Statement of Cash Flows - page F-5

22. Please revise to separately disclose purchases of mortgage backed securities available for sale and held to maturity. Refer to paragraph 18 of FAS 115.

23. Please revise to separately disclose proceeds from the maturities of investment securities available for sale and held to maturity.
Refer to paragraph 18 of FAS 115.

Note 2 - Summary of Significant Accounting Policies - General - page
F-7

24. Please revise to describe your loan modification program, including whether you receive fees and how you account for the loan modifications and fees.

Note 2 - Summary of Significant Accounting Policies - Investment and
Mortgage-Backed Securities - page F-8

25. Please revise to describe your policy for determining whether unrealized losses on investments are other than temporary.



26. We note your disclosure of gross realized gains and gross realized losses included in earnings resulting from sales of investments for the year ended December 31, 2002.
Please revise to disclose the gross realized gains and losses for the year ended December 31, 2001. These disclosures should be included for each period for which results of operations are presented. Refer to paragraph 21 of FAS 115.

Note 2 - Summary of Significant Accounting Policies - Office
Properties
and Equipment- page F-8

27. Please revise to separately disclose the depreciable lives for each class of property and equipment assets. Refer to paragraph 5 of
APB 12.

Note 2 - Summary of Significant Accounting Policies - Allowance for
Loan Losses - page F-8

28. Please refer to paragraph .13 of SOP 01-6 and revise to describe the following accounting policies:

29.  Determining past due or delinquency status;
30. Placing loans on non-accrual status;
31. Recording payments received on non-accrual loans;
32.  Resuming accrual of interest; and
33. Charging off uncollectible loans.

34. Please revise to clearly describe your methodology for determining each element of your allowance for loan losses.

Note 2 - Summary of Significant Accounting Policies - Loans Held for
Sale and Loans Sold - page F-9

35. We note your disclosure that you have no loans classified as held for sale at June 30, 2004. This appears inconsistent with your disclosure on page 33 that you have one loan classified as held for sale at June 30, 2004. Please revise for consistency.

Note 3- Investment Securities- page F-11 - F-13

36. Please revise to discuss the positive and negative information that you considered in arriving at your conclusion that investments are not other-than-temporarily impaired. Provide all of the disclosures required by paragraph 21(b) of EITF 03-01. Please similarly revise your disclosures in Note 4.

Note 6 - Office Properties and Equipment - page F-19

37. Please revise to explain why you recorded a loss on the sale of office properties and equipment during the six months ended June
30,
2004, but do not disclose any proceeds from the sale of these items on your statements of cash flows.

Note 8 - Advances from Federal Home Loan Bank of New York - page
F-20

38. Please revise to quantify the carrying amount of assets pledged as collateral for your FHLB advances. Refer to Rule 4-08 of Regulation S-X.

39. Please revise to quantify the amount of unused lines of credit and FHLB borrowing capacity available for short-term financing.
Refer to Rule 9-03 of Regulation S-X.

Notes 12 - Commitments and Contingencies - page F-23

40. Please revise to describe and quantify the impact of adopting
FIN
45.

41. Please revise to describe the nature, terms, and notional amounts of your outstanding standby letters of credit and letters of credit.
Refer to paragraph .14 of SOP 01-6.

Exhibit Index

42. For exhibit number 99.1, disclose the practical implications of
Rule 202 for an ordinary investor and explain how they can obtain this information.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.




      Direct any questions on accounting matters to Sharon Johnson at
202-942-2961, or to Joyce Sweeney, Senior Accountant, at 202-942-
1939. Please direct any other questions to David Lyon at 202-942-1796, or to me at 202-942-1779.


      						Sincerely,



							Barry McCarty
      Senior Counsel


By fax : Aaron M. Kaslow
	 Fax number 202-362-0840
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Ocean Shore Holding Company
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